Form 10-Q                                               Crawford & Company
Quarter Ended June 30, 1998                             Page 7


                  NOTES TO CONDENSED FINANCIAL STATEMENTS

1. The condensed financial statements included herein have been prepared by the Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1997.

    In the opinion of management, the condensed financial statements included herein contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position of the Registrant as of June 30, 1998, the results of its operations for the three- and six-month periods ended June 30, 1998 and 1997, and its cash flows for the six-month periods then ended.

2. The results of operations for the three- and six-month period ended June 30, 1998, are not necessarily indicative of the results to be expected during the balance of the year ending December 31, 1998.

3. In June 1998, the Company acquired the Swiss Reinsurance Group's forty percent (40%) minority interest in Crawford-THG in exchange for 1.9 million restricted shares of Crawford & Company Class A Common Stock. Crawford-THG, now a wholly owned subsidiary of Crawford & Company, provides all of Crawford's services outside of the United States. This transaction was accounted for by the purchase method of accounting. The restricted shares were valued at $33.1 million, which approximated the minority interest book value. Accordingly, no goodwill was recorded related to this transaction.

    On July 31, 1998, the Company also acquired all of the outstanding shares of A.C.I. Adjusters Canada Incorporated ("ACI") for $16.1 million. The Company acquired assets with a fair value of $28.8 million and assumed liabilities of approximately $12.7 million. This transaction will be accounted for by the purchase method of accounting. Since the transaction closed subsequent to June 30, 1998, the accompanying financial statements do not reflect the financial position or any revenues and expenses of ACI. Goodwill related to the purchase will approximate $9.0 million. The initial purchase price may be increased based on future earnings.

4.  The Company adopted Statement of Financial Accounting Standards (SFAS)
No. 128 effective December 31, 1997. Basic earnings per share is computed based on the weighted average number of total common shares outstanding of Class A and Class B Common Stock during the respective years. Diluted earnings per share is computed based on the weighted average number of total common shares outstanding of Class A and Class B Common Stock,


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1998                            Page 8


adjusted for dilutive common stock equivalents. All prior period earnings per share amounts have been restated to comply with SFAS No. 128.

    The following reconciliation illustrates the numerators and denominators of the basic and diluted net income per share computations shown on the consolidated statements of income for the six-months ended June 30, 1998:

                                                      	1998          1997
(In thousands of dollars, except per share data)

Basic net income per share computation

Numerator
   Income available to common shareholders           $23,434       $19,747

Denominator
   Weighted-average common shares outstanding         49,617        49,883

Basic net income per share                         $    0.47      $   0.40

Diluted net income per share computation

Numerator
   Income available to common shareholders           $23,434       $19,747

Denominator
   Weighted-average common shares outstanding         49,617        49,883
   Option shares outstanding                             702           606
   Shares issuable under convertible debt                ---           800
                                                      50,319        51,289

Diluted net income per share                        $   0.47      $   0.39

    Options to purchase 1,033,000 shares of Class A Common Stock at $19.00, $19.125 and $19.50 per share were outstanding at June 30, 1998 but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares; to include them would have been antidilutive.

5. The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of "comprehensive income" and its components. Comprehensive income for the Company consists of net income and foreign currency translation adjustments. Total comprehensive income (in thousands of dollars) was $15,316 and $11,998 for


Form 10-Q                                               Crawford & Company
Quarter Ended June 30, 1998                             Page 9


the three-month periods ended June 30, 1998 and 1997, respectively. Total comprehensive income (in thousands of dollars) was $25,267 and $14,972 for the six-month periods ended June 30, 1998 and 1997, respectively.

6. In July 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". SFAS
No. 131 supersedes SFAS Nos. 14, 18, 24 and 30 and establishes new standards for segment reporting, using the "management approach," in which reportable segments are based on the same criteria on which management disaggregates a business for making operating decisions and assessing performance. SFAS
No. 131 is effective for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. The company is in the process of evaluating the reporting and disclosure requirements, and will adopt the standard for its 1998 fiscal year.
Management does not anticipate that the adoption of SFAS No. 131 will have an impact on the Company's consolidated results of operations, financial position or cash flows.

    In February 1998, the Financial Accounting Standards Board issued SFAS
No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 supersedes the disclosure requirements in SFAS
Nos. 87, 88 and 106 and is effective for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. The Company is in the process of evaluating the reporting and disclosure requirements, and will adopt the standard for its 1998 fiscal year. Management does not anticipate that the adoption of SFAS No. 132 will have an impact on the Company's consolidated results of operations, financial position or cash flows.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 amends the disclosure requirements in SFAS Nos. 52 and 107, and supersedes the disclosure requirements in SFAS Nos. 80, 105 and 119 and is effective for all fiscal quarters beginning after June 15, 1999. Financial statement disclosures for prior periods are not to be restated. The Company is in the process of evaluating the reporting and disclosure requirements, and will adopt the standard for the third quarter of 1999. Management does not anticiate that the adoption of SFAS No. 133 will have an impact on the Company's consolidated results of operations, financial position or cash flows.

7. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows.


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1998                            Page 10


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.


Financial Condition

At June 30, 1998, current assets exceeded current liabilities by approximately $140.5 million, a decrease of $8.8 million from the working capital balance at December 31, 1997. Cash and cash equivalents at June 30, 1998 totaled $41.9 million, decreasing $13.5 million from the balance at the end of 1997. The Company held no short-term investments at June 30, 1998 or December 31, 1997. Cash was generated primarily from operating activities, while the principal uses of cash were for repurchases of common stock, dividends paid to shareholders, acquisitions of property and equipment, pre-payment of professional liability insurance, Year 2000 information system costs and the initial design and development of the Company's new claims management system. At June 30, 1998, the ratio of current assets to current liabilities was 2.1 to 1 compared with 2.2 to 1 at the end of 1997.

During 1997, the Company announced a share repurchase program to acquire up to an aggregate of 3,000,000 shares of its Class A or Class B Common Stock through open market purchases. Through June 30, 1998, the Company has reacquired 1,030,600 shares of its Class A Common Stock and 192,700 shares of its Class B Common Stock at an average cost of $19.58 and $19.13 per share, respectively.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of June 30, 1998 totaled $22.1 million, as compared to $19.8 million at the end of 1997. The Company believes that its current financial resources, together with funds generated from operations and existing and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of the Company's net investment in foreign operations.

Shareholders' investment at June 30, 1998 was $255.7 million, compared with $215.0 million at the end of 1997. Long-term debt totaled $0.7 million at June 30, 1998, or approximately 0.3% of shareholders' investment.


Form 10-Q                                               Crawford & Company
Quarter Ended June 30, 1998                             Page 11


Results of Operations

Operating results for the Company's domestic and international operations for the six- and three-month periods ended June 30, 1998 and 1997 are as follows:

               Six-month Periods Ended June 30, 1998 and 1997

                        Domestic         International           Total
                     1998      1997      1998      1997      1998      1997
                          (In thousands of dollars, except percentages)

Revenues           $256,561  $280,939  $ 79,600  $ 67,581  $336,161  $348,520

Compensation &
Benefits            158,579   176,404    50,921    43,056   209,500   219,460
% of Revenues         61.8%     62.8%     62.8%     64.0%     62.3%     63.0%

Expenses Other
than Compensation
& Benefits           55,986    64,938    30,456    22,177    86,442    87,115
% of Revenues         21.8%     23.1%     38.3%     32.8%     25.7%     25.0%

Pretax Income Before
Year 2000 Expenses,
Restructuring Charge
and Minority
Interest           $ 41,997  $ 39,597 ($  1,778) $  2,348  $ 40,219  $ 41,945
% of Revenues         16.4%     14.1%     (2.2%)     3.5%     12.0%     12.0%


               Three-month Periods Ended June 30, 1998 and 1997

                        Domestic          International          Total
                     1998      1997      1998      1997      1998      1997
                         (In thousands of dollars, except percentages)

Revenues           $129,304  $141,032  $ 40,724  $ 41,537  $170,028  $182,569

Compensation &
Benefits             78,385    86,971    25,654    26,632   104,039   113,603
% of Revenues         60.6%     61.7%     63.0%     64.1%     61.2%     62.2%

Expenses Other
than Compensation
& Benefits           28,431    33,285    16,887    13,018    45,318    46,303
% of Revenues         22.0%     23.6%     41.5%     31.3%     26.7%     25.4%

Pretax Income Before
Year 2000 Expenses,
Restructuring Charge
and Minority
Interest           $ 22,489  $ 20,776 ($  1,818) $  1,887  $ 20,671  $ 22,663
% of Revenues         17.4%     14.7%     (4.5%)     4.5%     12.2%     12.4%


Form 10-Q                                               Crawford & Company
Quarter Ended June 30, 1998                             Page 12


Revenues for the first six months and second quarter of 1998 were $336.2 million and $170.0 million, respectively, decreasing 3.5% and 6.9% from the $348.5 million and $182.6 million for the same periods in 1997. Consolidated pretax income before restructuring charge, Year 2000 expenses, and minority interest decreased 4.1% and 8.8%, to $40.2 and $20.7 in the first six months and second quarter of 1998 compared to the same periods in 1997.

DOMESTIC OPERATIONS

Revenues

Domestic revenues from insurance companies and self-insured entities totaled $256.6 million for the six months ended June 30, 1998, decreasing 8.7% from the $280.9 million for the same period in 1997. Second quarter 1998 revenues totaled $129.3 million, a decrease of 8.3% from related 1997 revenues of $141.0 million.

Domestic unit volume, measured principally by chargeable hours and excluding acquisitions, decreased approximately 14.0% and 13.5% in the first six months and second quarter of 1998, respectively, compared to the same periods in 1997. These declines were partially offset by changes in the mix of services provided and in the rates charged for those services, the combined effects of which increased revenues by approximately 5.3% and 5.2% in the first six months and second quarter of 1998, respectively, compared to the comparable periods in 1997.

Revenues from domestic operations include $14.9 million in revenue from services provided by the Company's catastrophe adjusters during the first six months of 1998, principally to clients affected by natural or man-made disasters, including hurricanes, floods, hail storms and oil spills. During the same period in 1997, such revenue approximated $13.2 million. These increases are due to an increase in weather-related claims. In the second quarter of 1998, revenues produced by the Company's catastrophe adjusters totaled $8.7 million, as compared to $6.5 million in the second quarter of 1997.

Compensation and Fringe Benefits

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Domestic compensation expense decreased as a percent of revenues from 62.8% in the six months ended June 30, 1997 to 62.0% for the same period in 1998, and from 61.7% for the second quarter of 1997 to 60.8% in the current quarter. These decreases are due primarily to a decline in full-time equivalent employees and a reduction in retirement expense, resulting from favorable investment returns.


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1998                            Page 13


Domestic salaries and wages of personnel other than contract managers decreased by 7.6% and 7.2%, from $127.1 million and $63.6 million in the first half and second quarter of 1997, respectively, to $117.5 million and $59.0 million in the comparable periods in 1998. Contract managers' compensation is based on the operating income of the offices that they manage. Compensation of these managers totaled $18.1 million and $9.6 million in the six- and three-month periods ended June 30, 1998, decreasing 13.8% and 9.4% from related 1997 costs of $21.0 million and $10.6 million, due primarily to an increase in branches headed by non-contract managers. All contract managers will convert to a more traditional compensation structure, comprised of a base salary plus performance-based incentive bonus, during the third quarter of 1998.

Payroll taxes and fringe benefits for domestic operations totaled $23.3 million and $10.1 million in the first half and second quarter of 1998, respectively, decreasing 17.7% and 21.1% from 1997 costs of $28.3 million and $12.8 million for the comparable periods in 1997. These declines are due primarily to fewer full-time equivalent employees and the reduction in retirement expense.

Expenses Other than Compensation and Fringe Benefits

Domestic expenses other than compensation and related payroll taxes and fringe benefits approximated 22.8% and 23.3% of revenues for the six- and three-month periods ended June 30, 1998, respectively, down slightly from 23.1% and 23.6% of revenues for the same periods in 1997.


INTERNATIONAL OPERATIONS

Revenues

Revenues from the Company's international operations totaled $79.6 million for the first half of 1998, a 17.8% increase from $67.6 million in the first half of 1997. This increase is primarily due to the acquisition of THG, with only four months' results included in the first six months of 1998, due to an acquisition effective date of January 1, 1997, and a two-month delay in reporting international results. Second quarter revenues declined slightly from $41.5 million in 1997 to $40.7 million in 1998. Revenues in 1998 are net of approximately 5.6% and 5.1% declines, respectively, for the quarter and year-to-date periods due to the negative effect of a relatively strong U.S. dollar.

Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased as a percentage of revenues, from 63.7% for the six months ended June 30, 1997 to 64.0% for the comparable period in 1998.
For the three months ended June 30, 1998,


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1998                            Page 14


compensation and fringe benefits decreased as a percentage of revenues, to 63.0% from 64.1% in the prior period. Salaries and wages of international personnel increased from 54.0% percent of revenue in 1997 to 54.6% for the first half of 1998. Salaries and wages decreased in the quarter to 53.4% of revenue from 54.1% for the comparable period in 1997. Payroll taxes and fringe benefits also decreased as a percent of revenues, from 9.8% and 10.0% in the six- and three-month periods ended June 30, 1997, to 9.4% and 9.6% for the same periods in 1998.

Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits approximated 38.3% of international revenues for the first six months of 1998, compared to 32.8% of revenues for the same period in 1997. Second quarter amounts were 41.5% and 31.3% of international revenues for 1998 and 1997, respectively. These expenses comprise a higher percentage of revenues than the Company's domestic operations due primarily to amortization of intangible assets and higher automobile, occupancy and interest costs. Increases in these expenses as a percent of revenues for the six- and three-month periods were due to higher professional fees associated with a planned restructuring of the Company's United Kingdom operations and increased bad debt expenses.

Restructuring Charges

In connection with the acquisition of Thomas Howell Group, the Company recorded a pretax charge of $13 million in the first quarter of 1997 for personnel, facilities and other costs associated with integration of the Company's international businesses. An integration management plan was developed by teams from both companies with an advisory board, steering committee and integration teams for each geographic territory. The teams developed a timeline and a communications program, identified specific leases to be terminated and redundant positions to be eliminated. After reflecting income tax benefits of $4.3 million and minority interest share of $3.5 million, this charge reduced Crawford's net income for the six months ended June 30, 1997, by $5.2 million, or $0.10 per share.

In July 1998, the Company announced a plan to restructure its United Kingdom operations, to be initiated in the third quarter of 1998. This restructuring program is designed to streamline the claims handling process by centralizing the intake and channeling of claims, and provide for cost-effective, telephonic claims handling of personal lines claims. A restructuring charge of approximately $5 to $6 million ($0.10 to $0.12 per share), net of income tax benefits, will be taken in the third quarter to cover the cost of this restructuring.

Additionally, in connection with the July 1998 acquisition of A.C.I. Adjusters Canada Incorporated, a restructuring charge of $1.2 million ($0.02 per share), net of income tax benefits,


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1998                            Page 15


will be taken in the third quarter of 1998 to cover the cost of integrating the operations of ACI and Crawford's Canadian operations.

Minority Interest

Minority interest benefit of $0.5 million was recorded in the first half of 1998, compared to a benefit of $2.5 million recorded for the same period in 1997. In the current quarter, a benefit of $0.5 million was recorded, compared to an expense of $0.7 million in the second quarter of 1997. The minority interest expense or benefit reflects Swiss Re's 40% minority interest in Crawford-THG Limited.


FACTORS THAT MAY AFFECT FUTURE RESULTS

The Company expects to incur significant costs to address the impact of the so-called Year 2000 problem on its information systems. The Year 2000 problem, which is common to most organizations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches. The Company believes it will be able to modify or replace its affected systems in time to minimize any detrimental effects on operations. The Company estimates this cost to be approximately $15 million, with approximately $1 million incurred in 1997 and approximately $8 million expected to be incurred in 1998. Through June 30, 1998, the Company has incurred $4 million in Year 2000 costs, including $1 million in 1997. Although this cost may be material to the Company's results of operations in one or more fiscal quarters or years, the Company does not believe it will have a material adverse impact on the long-term results of operations, liquidity or consolidated financial position of the Company.

Certain information presented in Management's Discussion and Analysis of Financial Condition and Results of Operations may include forward-looking statements, the accuracy of which is subject to a number of risks and assumptions. The Company's Form 10-K for the year ended December 31, 1997, discusses such risks and assumptions and other key factors that could cause actual results to differ materially from those expressed in such forward-looking statements. An additional risk factor is the Company's ability to timely and efficiently address the Year 2000 problem.


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1998                            Page 16


Review by Independent Public Accountants.

Arthur Andersen LLP, independent public accountants, has performed a review of the interim financial information contained herein in accordance with established professional standards and procedures for such a review and has issued its report with respect thereto (see page 17).


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1998                            Page 17


                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of
Crawford & Company:

We have made a review of the accompanying condensed consolidated balance sheet of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of June 30, 1998 and the related condensed consolidated statements of income for the six- and three-month periods ended June 30, 1998 and 1997 and the related condensed consolidated statements of cash flows for the six-month periods ended June 30, 1998 and 1997. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Crawford & Company and subsidiaries as of December 31, 1997 (not presented separately herein), and in our report dated January 30, 1998, we expressed an unqualified opinion on that balance sheet. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1997 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


                                        Arthur Andersen LLP


Atlanta, Georgia
August 7, 1998


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1998                            Page 18


PART II - OTHER INFORMATION

Item 2.  Changes in Securities and Use of Proceeds

         On June 5, 1998, the Registrant issued one million, nine hundred thousand (1,900,000) shares of Class A Common Stock to THG Holding Limited ("Holding"), a subsidiary of Swiss Reinsurance Company, in exchange for all of the capital stock Holding held in Crawford-THG Limited. After the transaction, Registrant owned, directly or indirectly, all of the capital stock of Crawford-THG Limited. The Class A Common Stock issued to Holdings was not registered under the Securities Act of 1933 in reliance on the exemption from such registration under Section 4(2) of that Act for transactions by an issuer not involving any public offering. Holding and its parent, Swiss Reinsurance Company, are sophisticated investors, who were advised by Securitas Capital LLC in the transaction. Additionally, Holdings represented it was acquiring Registrant's Class A Common Stock for investment, and not for distribution, and further agreed not to sell or otherwise transfer the shares unless, in the opinion of counsel reasonably satisfactory to Registrant, registration under the Securities Act of 1933 is not required or the shares are so registered. Finally, the certificates representing the shares are legended and the Registrant has placed a stop-transfer order with its transfer agent. The Registrant received no cash proceeds from this transaction and did not employ any underwriters.

Item 4.  Submission of Matters to a Vote of Security Holders

         On April 23, 1998, the Registrant held its Annual Meeting of Shareholders. At the Annual Meeting, the Class B Shareholders, the only class entitled to vote at the meeting, voted on (i) the election of eight (8) directors for a one year term; and (ii) ratification of the selection of Arthur Andersen LLP as the Registrant's auditor for the year ending December 31, 1998. The results of that voting are as follows:


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1998                            Page 19


         Election of Directors

         Name 	                                Votes For     Votes Withheld

         Dennis A. Smith                      24,914,554         13,269
         J. Hicks Lanier                      24,915,945         11,878
         Charles Flather                      24,917,842          9,981
         Linda K. Crawford                    24,914,791         13,032
         Jesse C. Crawford                    24,917,841          9,982
         Larry L. Prince                      24,915,945         11,878
         John A. Williams                     24,916,145         11,678
         E. Jenner Wood, III                  24,916,145         11,678


         Ratification of Appointment of Auditors

         Votes For     Votes Against       Abstain

         24,910,173         2,749          14,901


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1998                            Page 20


PART II - OTHER INFORMATION


Item 6.   Exhibits and Reports on Form 8-K.

          (a)  Exhibits

               10.1   Supplemental Executive Retirement Plan, as amended
               15.1   Letter from Arthur Andersen LLP
               27.1   Financial Data Schedule

          (b)  Reports on Form 8-K

               Registrant filed no reports on Form 8-K during the period covered by this report.


Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1998                            Page 21


                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Crawford & Company
                                              (Registrant)



Date:  08/07/98                       /s/D. A. Smith
                                      D. A. Smith
                                      Chairman of the Board, President and
                                      Chief Executive Officer


Date:  08/07/98                       /s/J. F. Giblin
                                      J. F. Giblin
                                      Executive Vice President - Finance
                                      (Principal Financial Officer and
                                       Principal Accounting Officer)



Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1998                            Page 22


                            INDEX TO EXHIBITS


Exhibit No.   Description                                Sequential Page No.

  10.1        Supplemental Executive Retirement Plan,
              as amended                                        23

  15.1        Letter from Arthur Andersen LLP                   28

  27.1        Financial Data Schedule  (for SEC use only)